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                               September 18, 2020

       Taylor Schreiber, M.D., Ph.D.
       Chief Executive Officer
       Shattuck Labs, Inc.
       1018 W. 11th Street, Suite 100
       Austin, TX 78703

                                                        Re: Shattuck Labs, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
10, 2020
                                                            CIK 0001680367

       Dear Dr. Schreiber:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted September 10, 2020

       Clinical Development Strategy, page 116

   1. We note your disclosure that you believe that ovarian cancer represents a "first-in-
                                                        class opportunity in an
indication that lacks effective treatment options." Please remove the term
"first-in-class" and any other disclosure that states or implies that your product
                                                        candidates will be the
first approved treatments for an indication.
 Taylor Schreiber, M.D., Ph.D.
FirstName LastNameTaylor   Schreiber, M.D., Ph.D.
Shattuck Labs, Inc.
Comapany 18,
September  NameShattuck
               2020       Labs, Inc.
September
Page 2    18, 2020 Page 2
FirstName LastName
       You may contact Franklin Wyman at 202-551-3660 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Branden C. Berns, Esq.